UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 15, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Annual General Meeting (“AGM”) and Extraordinary General Meeting
(“EGM”) Notices Posted to Shareholders

Valley Cottage, New York, August 15, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C, today announced its has posted to shareholders a notice convening its AGM and EGM. The AGM and EGM will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 4:00 p.m. Israel time, and 4:30pm Israel time, respectively, on September 25, 2007.

At the AGM it is proposed that:

•	the annual reports for the year ended 31 December 2006 be received;
•	Kesselman & Kesselman (PricewaterhouseCoopers) be reappointed as the Company's auditors and the fixing of their remuneration be authorized; and
•	Messrs Michael Weiss, Ben Zion Weiner and William Kennedy be re-appointed as Directors of the Company.

At the EGM it is proposed that:

•	the registered share capital of the Company be increased from 300,000,000 Ordinary Shares to 500,000,000 Ordinary Shares, NIS 0.02 nominal value each; and
•	the listing of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority be cancelled.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225
+972-8-930-4444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 15, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer